Exhibit 99.7

STEVANATO GROUP S.P.A.

AUDIT COMMITTEE’S SUBSTANTIATED PROPOSAL

FOR THE APPOINTMENT OF THE EXTERNAL AUDITOR

PURSUANT TO ARTICLE 13 OF ITALIAN LEGISLATIVE

DECREE NO. 39/2010

Stevanato Group S.p.A.

To the Shareholders of Stevanato Group S.p.A. (the “Company”; the Company and its subsidiaries, collectively, the “Group”), with registered offices in Piombino Dese (PD), Italy, Via Molinella, 17.

WHEREAS:

A.	Since July 16, 2021, the Company has been listed on the New York Stock Exchange (NYSE);

B.

Following the Shareholders’ Meeting for the approval of the financial statements as of December 31, 2025, the current appointment of the External Auditor pursuant to Article 2409-bis of the Italian Civil Code and Articles 13 et seq. of Italian Legislative Decree No. 39 of January 27, 2010, will expire;

C.

Article 13, paragraph 1, of Italian Legislative Decree No. 39 of January 27, 2010, provides that: “[...] the Shareholders’ Meeting, upon substantiated proposal of the supervisory body, shall appoint the statutory auditing firm and determine the fee payable to the statutory auditor or the statutory auditing firm for the entire duration of the appointment and any criteria for adjusting such fee during the appointment”;

D.

The Company intends to assign all statutory audit engagements for the Group’s companies to the External Auditor appointed to carry out the Group’s statutory audit, thereby enabling, on the one hand, greater effectiveness and efficiency in the performance of audit activities, as well as potential beneficial synergies, and, on the other hand, facilitating the assumption of responsibility over the entire Group, as provided for by current legislation on statutory audit.

CONSIDERED THAT:

(i)

Through the Group Chief Financial Officer, duly mandated by the Board of Directors, the Company’s Audit Committee received two separate offers for the statutory audit of the accounts for the financial years ending December 31, 2026, to December 31, 2028, expiring on the date of the Shareholders’ Meeting convened for the approval of the Company’s financial statements for the financial year ending December 31, 2028;

(ii)	The offers were submitted by:

Offer date	Offeror

First version: November 14, 2025 Second version: December 17 , 2025	EY S.p.A., Via Meravigli, 12 – Milano (“EY”)

Stevanato Group S.p.A.

First version: November 14, 2025 Second version: December 16, 2025 Third Version: April 8, 2026	PricewaterhouseCoopers S.p.A., Piazza Tre Torri 2, Milan (“PwC”)

(iii)	Both offerors are registered in the Register of Statutory Auditors pursuant to Article 7 of Italian Legislative Decree No. 39 of January 27, 2010;

(iv)	Both offers contain a commitment by the offerors to meet the independence and objectivity requirements set forth in Article 10 of Italian Legislative Decree No. 39 of January 27, 2010; and

(v)	For the purposes of verifying and constantly monitoring the absence of conflicts of interest that could jeopardize the appointment as statutory auditor, both offerors have:

–	Submitted the list of names of their partners/associates as well as the members of their respective management bodies;

–	Invited the Company to promptly notify any changes in its corporate structure and that of its subsidiaries, parent companies, or jointly controlled companies.

•

For the financial years included in the engagement, the offers provide for the performance of the following activities: With regard to the consolidated financial statements, prepared in accordance with IFRS:

–	Statutory audit pursuant to Article 14 of Italian Legislative Decree No. 39 of January 27, 2010;

–	Quarterly review (without issuing an audit opinion thereon);

–	Review of the consolidated financial statements included in Form 20-F, prepared in accordance with SEC regulations;

•	With regard to the Italian companies included in the Group (i.e., Stevanato Group S.p.A., Nuova Ompi S.r.l., and Spami S.r.l.):

–	Statutory audit of the financial statements pursuant to Article 14 of Italian Legislative Decree No. 39 of January 27, 2010;

–

Verification, pursuant to Article 14, paragraph 1, letter b), of Italian Legislative Decree No. 39 of January 27, 2010, of the proper maintenance of the company accounts and the accurate recording of operating events in the accounting records;

Stevanato Group S.p.A.

–	Activities preparatory to the signing of tax returns in accordance with Article 1, paragraph 5, of Italian Presidential Decree No. 322 of July 22, 1998;

•

With regard to the non-Italian companies included in the Group (i.e., Stevanato Group International A.S., Medical Glass A.S., Ompi N.A. S. de R.L. de C.V., Ompi Pharmaceutical Packing Technology Co. Ltd., Ompi do Brasil Comércio de Embalagens Farmacêuticas LTDA, Balda Medical GmbH, Stevanato Group Denmark A/S, Balda C. Brewer Inc., Balda Precision Inc., Ompi of America Inc., and Stevanato India Private Ltd.):

–	Mandatory audit, where required, of financial statements prepared in accordance with local regulations;

–	Audit (complete or limited to specific financial statement areas) of reporting packages prepared for the purposes of the opinion on the consolidated financial statements;

(vi)

Internal control system review for Sarbanes-Oxley (SOX) purposes for companies included in the scope for a full integrated audit for SOX purposes with issuance of the integrated audit opinion. Both offerors shall conduct the statutory audit activities in accordance with (a) the International Standards on Auditing (ISA Italia) as adopted by Resolution of the Italian State Accountant General (Ragioniere Generale dello Stato) of December 23, 2014 (in compliance with Article 11 of Italian Legislative Decree No. 39 of January 27, 2010) for the purposes of performing the statutory audit activities and (b) the auditing standards issued by the PCAOB for the purposes of performing audit activities on the financial statements included in Form 20-F;

(vii)

Based on the offers examined, the External Auditor’s fees for each financial year included in the engagements – in addition to out-of-pocket and/or incidental expenses, contributions (Social Security Fund, Consob, or other supervisory authorities, where applicable), VAT, and any adjustments based on changes in the ISTAT index – are estimated as follows:

Offeror	Estimated hours /Fees in EURO

	FY 2026	FY 2027*	FY 2028*

PwC	17.330/1.563.000	14.240/1.313.000	14.240/1.313.000

EY	14.800/1.605.000	13.300/1.425.000	13.000/1.400.000

* The fees have been determined based on the reliability of the internal control system

Stevanato Group S.p.A.

(viii)

As a result of the analysis of the offerors’ professional and organizational profiles conducted - specifically with regard to: (i) audit plan and independence, (ii) corporate/sector expertise, (iii) organizational structure, (iv) market reputation, and (v) fees – the Company’s Audit Committee prepared the following table summarizing the evaluation process. For each offer received by the Company, the table indicates the Qualitative Synthetic Rating (“QSR”, on a scale of Insufficient/Sufficient/Good/Outstanding) for each evaluation area and the overall assessment of each candidate:

				PwC	EY

	Evaluation Areas		Examined skills	QSR	QSR
1	Audit Plan	1.1	Risk assessment procedures	3	3
		1.2	Audit approach adopted	3	3
		1.3	Information technology tools used	4	3
		1.4	Hours planned/seniority of the staff involved	4	3
2	Corporate and/or sectoral competencies	2.1	Previous knowledge of the company and/or group from previous audit assignments	4	3
		2.2	Previous experience in the audit and capital market sector	4	4
		2.3	Previous knowledge of the Pharma industry gained in other areas	4	4
		2.4	Previous knowledge of the Pharma industry’s accounting principles	4	4
		2.5	Availability of adequate IT tools, financial instruments, valuation and impairment testing	4	4
3	Organizational structure	3.1	Individual, associated, network structure	4	4
		3.2	Local, regional, national, international presence	4	4
4	Market Reputation	4.1	Network membership and client portfolio (for audit firms)	4	4

Stevanato Group S.p.A.

		4.2	Curriculum (for individual only)	n/a	n/a

5	Proposed Fees	5.1	Budget Detail (hours/activities) and pricing	4	3
		5.2	Adequacy and consistency of fees (including estimated costs) in relation to the subject matter of the assignment	4	3

6	Overall Evaluation			54	49

(ix)

On the basis of the information acquired, there are no elements that could compromise the independence of the offerors for the purposes of Article 10 of Italian Legislative Decree No. 39 of January 27, 2010, nor are there any grounds for conflict of interest on their part;

(x)	The scope of the engagement as defined in the two offers examined appears to be substantially homogeneous.

***

In light of the foregoing, the Company’s Audit Committee, as a result of the comparative assessment conducted in both qualitative and quantitative terms, and for the purpose of formulating its substantiated proposal for the appointment of the External Auditor for the financial years ending December 31, 2026 to December 31, 2028, hereby proposes to the Company’s Shareholders – subject to acceptance of the fees for the entire duration of the appointment, together with the criteria for their adjustment during the term of office, as set forth in the relevant offer – that the engagement for the Company’s statutory audit of the accounts for the financial years ending December 31, 2026 to December 31, 2028 be assigned to PricewaterhouseCoopers S.p.A., Piazza Tre Torri 2, Milan, in accordance with the offers submitted by PwC on December 16 2025 and April, 8 2026; provided that:

–	The fees payable to PwC, for the statutory audit activities relating to the Company alone, amount to:

•	For FY 2026: EUR 916,700 (for a total of 11,770 hours);

•	For FY 2027: EUR 747,300 (for a total of 9,420 hours);

•	For FY 2028: EUR 747,300 (for a total of 9,420 hours);

–

The amounts indicated above do not include VAT, out-of-pocket expenses, and secretarial expenses, to be invoiced on the basis of costs incurred within the limit of 7% of the fees (excluding travel and subsistence expenses incurred for site visits in Italy and

Stevanato Group S.p.A.

abroad), nor the supervisory contribution payable to Consob or other Supervisory Authorities, which may be required for such appointments following the entry into force of new regulatory provisions issued by the competent Authorities;

–

The fees indicated above relate to the engagement for: (i) the audit for statutory and SOX purposes of the statutory financial statements and the consolidated financial statements; (ii) the verification that the company accounts are properly maintained; and (iii) the activities relating to the signing of tax returns for the Company, as well as the review of the reporting packages for the purposes of the consolidated financial statements for the Company, Ompi of America Inc. (full audit of Group reporting package-Group auditor procedures), and Balda C. Brewer Inc. (specific scope of the Group reporting package);

–

The External Auditor that the Shareholders’ Meeting elects to appoint, including on the basis of this substantiated proposal, shall also assume the role of Group’s External Auditor, with the application of fees as set forth in the relevant offer;

Piombino Dese, April 9, 2026.

The Chairman of the Audit Committee

William Federici